SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Resubmission of the Management Proposal and Distance Voting Ballot for the OGM

Rio de Janeiro, March 31, 2025 – Centrais Elétricas Brasileiras S/A – Eletrobras (“Company” or “Eletrobras”) hereby informs that, on this date, it has resubmitted the Management Proposal and the Distance Voting Ballot (BVD) related to the Ordinary and Extraordinary General Meeting, to be held on April 29, 2025, at 2:30 p.m. (“OGEM”).

The BVD was resubmitted with the inclusion of new simple resolution items, allowing shareholders to indicate how they wish their votes for candidates to be considered in the event of approval of the Conciliation Agreement, to be resolved at the Extraordinary General Meeting to be held on April 29, 2025, at 1:00 p.m. (“Conciliation EGM”). This update is necessary due to the automatic reduction in the number of seats allocated to the election of representatives of common shareholders.

The Management Proposal was supplemented to provide guidance on filling out the BVD, offering shareholders all relevant information regarding the potential developments of the election for the Board of Directors and the vote counting method, considering the scenarios arising from the resolution of the Settlement EGM.

Shareholders may resubmit the BVD until April 25, 2025 (inclusive), that is, up to four days prior to the OGEM. To avoid inconsistencies between voting instructions, it is recommended to use the same service provider to which the previous voting instruction was sent, if applicable.

The list of documents containing all information regarding the OGEM and necessary for the exercise of voting rights at said meeting is available to the Company’s shareholders at the Company’s headquarters and on the websites of the Company (https://ri.eletrobras.com/), the CVM (https://www.gov.br/cvm/pt-br), and B3 (www.b3.com.br), and may be consulted by the Company’s shareholders in accordance with the applicable regulations.

Eduardo Haiama

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.